

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

E. Scott Crist
Chief Executive Officer
Industrial Tech Acquisitions II, Inc.
5090 Richmond Ave., Suite 319
Houston, Texas 77056

>   **Re: Industrial Tech Acquisitions II, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 10, 2023**
>   **File No. 00141213**

Dear E. Scott Crist:

   We have completed our targeted review of the above filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services


cc: Richard Anslow, Esq.